

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

May 18, 2017

Therese Tucker
Chief Executive Officer
BlackLine, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367

> **Re: BlackLine, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2017**
> **File No. 333-217981**

Dear Ms. Tucker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jeffrey D. Saper, Esq.
         Wilson Sonsini Goodrich & Rosati, P.C.